Dunham Funds

July 28, 2008

VIA: EDGAR ELECTRONIC FILING

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Linda Sterling

Re: Dunham Funds.

Registration Statement on Form N-14

Filed July 25, 2008

File No. 333-152556

Accession No. 0000910472-08-000450

Ladies and Gentlemen:

The undersigned registrant, Dunham Funds, hereby requests that the Commission withdraw the above-referenced N-14 Registration Statement.  The filing was inadvertently filed as an N-14 instead of an N-14/A.

It is our understanding that this application for withdrawal of the N-14 Registration Statement will be deemed granted as of the date that it is filed with the Commission unless Dunham Funds receives notice from the Commission that this application will not be granted.

If you have any questions or comments about the foregoing, please call JoAnn Strasser at Thompson Hine LLP at (513) 352-6725.

Sincerely,

/s/ Denise Iverson
Denise Iverson
Treasurer Dunham Funds

cc: JoAnn Strasser